Exhibit 99.132

Condensed Consolidated Interim Financial Statements March 31, 2022

(Unaudited)

(Stated in thousands of United States Dollars)

NOTICE TO SHAREHOLDERS

For The Three Months Ended March 31, 2022 i-80 Gold Corp

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of i-80 Gold Corp were prepared by management in accordance with International Financial Reporting Standards ("IFRS"). Only changes in accounting policies have been disclosed in these unaudited condensed consolidated interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited condensed consolidated interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of United States Dollars) (Unaudited)

Note		March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$ 65,057	$ 87,658
Receivables		508	393
Inventory	5	29,139	26,000
Prepaids and deposits		3,266	4,795
Other assets	6	2,650	2,650
Total current assets		100,620	121,496
Non-current assets
Restricted cash and cash equivalents	8	30,777	30,777
Long-term receivable	7	1,427	1,427
Property, plant and equipment	9	507,042	502,649
Total non-current assets		539,246	534,853
Total assets		$ 639,866	$ 656,349
LIABILITIES
Current liabilities
Accounts payable		$ 2,667	$ 8,533
Accrued liabilities		4,554	5,533
Current portion of long-term debt	10	76	58
Current portion of other liabilities	12	25,733	15,795
Total current liabilities		33,030	29,919
Non-current liabilities
Deferred taxes		17,349	19,853
Long-term debt	10	43,350	41,378
Provision for environmental rehabilitation	11	93,228	92,849
Other liabilities	12	65,328	65,372
Total non-current liabilities		219,255	219,452
Total liabilities		252,285	249,371
EQUITY
Share capital	13	353,356	350,198
Reserves		14,362	13,683
Surplus		19,863	43,097
Total equity		387,581	406,978
Total liabilities and equity		$ 639,866	$ 656,349

Subsequent event [Note 25]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on May 9, 2022

"John Seaman" Director	"Ewan Downie" Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME / (LOSS) AND COMPREHENSIVE INCOME / (LOSS)

(Stated in thousands of United States Dollars, except for share data) (Unaudited)

		Three months ended March 31,
Note		2022	2021
Revenue Cost of sales Depletion, depreciation and amortization	9	$ 2,857 (1,525) (167)	$ - - -
Mine operating income		1,165	-
Expenses
Exploration, evaluation, and pre-development	16	$ 9,254	$ 379
General and administrative	17	3,273	667
Property maintenance		326	87
Share-based payments	13	1,442	70
Loss before the following		(13,130)	(1,203)
Other income / (expense)	18	(10,281)	(808)
Finance expense	19	(2,356)	(48)
Related party interest expense		-	(1,104)
Loss before income taxes		(25,767)	(3,163)
Deferred tax recovery		2,504	-
Loss and comprehensive loss for the period		(23,263)	(3,163)
Income from discontinued operations for the period	4	-	6,014
Income / (loss) and comprehensive income / (loss) for the period		$ (23,263)	$ 2,851
Income / (loss) per common share
Basic and diluted	14	$ (0.10)	$ 5,927
Weighted average number of common shares outstanding
Basic and diluted	14	239,301,138	481

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in thousands of United States Dollars) (Unaudited)

		Three months ended March 31,
Note		2022	2021
OPERATING ACTIVITIES
Loss for the period		$ (23,263)	$ (3,163)
Items not affecting cash
Depletion, depreciation and amortization		411	52
Non-cash share-based payments	13(f)	1,442	70
Loss on valuation of warrants	12	3,105	-
Loss on valuation of convertible loans	10	6,093	-
Loss on valuation of deferred consideration	12	844	-
Related party interest expense		-	1,104
Loss on foreign exchange		64	808
Finance expense		2,349	9
Deferred taxes		(2,504)	-
Change in non-cash working capital balances related to operations	15	(9,080)	3,616
Cash provided by / (used in) operating activities of continuing operations		(20,539)	2,496
Cash used in operating activities of discontinued operations		-	(527)
Cash provided by / (used in) operating activities		$ (20,539)	$ 1,969
INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	9	(4,295)	(9)
Acquisition of Granite Creek		-	(20,750)
Cash used in investing activities of continuing operations		(4,295)	(20,759)
Cash used in investing activities of discontinued operations		-	(976)
Cash used in investment activities		$ (4,295)	$ (21,735)
FINANCING ACTIVITIES
Stock option and warrant exercises		2,277	-
Proceeds on loan from Equinox		-	20,750
Net subscription receipts classified as restricted cash		-	(43,709)
Subscription receipts payable		-	44,800
Deferred financing costs		-	(1,212)
Related party interest paid		-	(1,103)
Other		20	185
Cash provided by financing activities of continuing operations		2,297	19,711
Cash provided by / (used in) financing activities of discontinued operations		-	-
Cash provided by financing activities		$ 2,297	$ 19,711
Change in cash and cash equivalents during the period		(22,537)	(55)
Cash and cash equivalents, beginning of the period		87,658	15,239
Effect of exchange rate changes on cash held		(64)	-
Cash and cash equivalents, end of the period		$ 65,057	$ 15,184

Supplemental cash flow information [Note 15]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Surplus / (deficit)	Total equity
Balance as at December 30, 2020		481	$ 10,218	$ 7,141	$ (33,898)	$ (16,539)
Income for the period		-	-	-	2,851	2,851
Balance as at March 31, 2021		481	10,218	7,141	(31,047)	(13,688)
Shares issued to Premier to settle intercompany	1(c)	1,133	140,395	-	-	140,395
Transfer of Premier USA shares to the Company	1(a)	(1,614)	(150,613)	-	-	(150,613)
Shares issued to Premier on transfer of Premier USA Shares	1(a)	137,624,461	144,274	4,384	-	148,658
Loss on modification of shareholder loan	1(c)	-	-	-	(8,832)	(8,832)
Shares issued in equity financing	13(b)	30,914,614	60,841	-	-	60,841
Shares issued to Equinox in private placement	13(b)	5,479,536	11,760	-	-	11,760
Shares issued on acquisition of Granite Creek	13(b)	13,036,846	27,000	-	-	27,000
Shares issued on land acquisition	13(b)	2,430,488	5,000	-	-	5,000
Shares issued in private placement	13(b)	8,784,122	18,305	-	-	18,305
Shares issued to NGM for Asset Exchange	13(b)	22,757,393	47,422	-	-	47,422
Shares issued to Orion in private placement	13(b)	7,500,000	15,629	-	-	15,629
Shares issued to Waterton on acquisition of Ruby Hill	13(b)	3,191,358	8,000	-	-	8,000
Shares issued to Orion for offtake transfer	13(b)	839,799	1,750	-	-	1,750
Shares issued to Equinox for anti-dilution rights	13(b)	4,800,000	10,000	-	-	10,000
Orion forced conversion option	10(i)	-	-	-	(2,029)	(2,029)
Sprott forced conversion option	10(ii)	-	-	-	(367)	(367)
Exercise of stock options	13(d)	1,345,200	2,819	(938)	-	1,881
Share-based payments		-	-	3,096	-	3,096
Share issue costs		-	(2,602)	-	-	(2,602)
Income for the period		-	-	-	85,372	85,372
Balance as at December 31, 2021		238,703,817	350,198	13,683	43,097	406,978
Exercise of warrants and stock options	13(d)	1,416,800	3,158	(351)	29	2,836
Share based payments	13(f)	-	-	1,030	-	1,030
Loss for the period		-	-	-	(23,263)	(23,263)
Balance as at March 31, 2022		240,120,617	$ 353,356	$ 14,362	$ 19,863	$ 387,581

See accompanying notes to the Condensed Consolidated Interim Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

1.	NATURE OF BUSINESS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Project and McCoy-Cove Project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

(a)	Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold Corp. ("Equinox Gold") announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) to a newly formed Canadian domiciled company i-80 Gold. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.

On February 23, 2021, Premier's securityholders voted to approve the Transaction. By approving the Transaction, Premier securityholders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million ($60.8 million). Each subscription receipt entitled the subscriber to one common share of the Company and one-quarter share purchase warrant at an exercise price of C$3.64 with an expiration date of October 7, 2022 (total share purchase warrants issued of 7,728,654).

Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at market acquisition based on the 10 day volume weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.

On April 7, 2021, just prior to the completion of the spin out of Premier by way of a Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.

In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021, at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.

Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and

$0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and is included as other long-term liabilities of the Company.

Following the completion of the spin out on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(b)	Acquisition and Purchase Agreements

Osgood Mining Company LLC Acquisition

On April 15, 2021, the Company, together with its subsidiary Premier Gold Mines USA Inc. ("Premier USA") completed the purchase agreement with affiliates of Waterton to acquire from Waterton all the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued were subject to a statutory hold period under applicable Canadian securities legislation that expired on August 15, 2021.

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:
Cash	$ 23,000
Common shares	27,000
Warrants	6,065
Transaction costs	318
$ 56,383
Allocated value:
Buildings and equipment	$ 386
Mineral properties	58,048
Reclamation and closure cost obligations	(2,051)
$ 56,383

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Christison Purchase Agreement

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project. During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company LLC acquisition have been combined under the Granite Creek Project.

Acquisition of Ruby Hill

On October 18, 2021, the Company completed the acquisition of Ruby Hill Mining Company, LLC (“Ruby Hill”). The Ruby Hill property is host to a producing open pit mine and multiple deposits that contain gold and silver resources, and potential for significant base metal mineralization.

The Company acquired 100% of the issued and outstanding shares of Ruby Hill for payment of $75 million in cash, 3,191,358 common shares of the Company valued at $8 million, and future milestone payments of up to $67 million that are subject to an early prepayment option that could reduce the milestone payments to $47 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

The four milestone payments and corresponding early prepayment options are as follows:

-	$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
-	$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment to $5 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
-	$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
-	$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $15 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.

The Company determined that the Ruby Hill Acquisition represents a business combination, with i-80 as the acquirer. Transaction costs incurred in respect of the acquisition totaling $1.2 million were expensed and presented within professional fees in general and administrative expense in profit or loss during the period ended December 31, 2021.

The acquisition date fair value of the consideration transferred consisted of the following:
Cash	$ 75,084
Share-based consideration	8,000
Current portion of deferred consideration (i) (Note 12)	15,540
Long-term portion of deferred consideration (i) (Note 12)	26,355
Total consideration	$ 124,979

(i)       Management's best estimate is that the early prepayment options will be exercised for all milestone payments and discounted them at a rate of 7.5%: the fair value of the first milestone payment of $17 million, the second milestone prepayment of $10 million, and the third and fourth milestone prepayment of $20 million.

Net assets (liabilities) acquired:
Accounts receivable and other assets	$ 195
Inventory	13,800
Property, plant and equipment	29,981
Mineral property interests	105,877
Accounts payable	(1,003)
Accrued liabilities	(663)
Provision for environmental rehabilitation	(23,208)
Fair value of net assets acquired	$ 124,979

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete in determining the net realizable value.

Since acquisition and up to December 31, 2021, the Ruby Hill property did not generate any revenue with all direct and indirect operating costs in that intervening period capitalized into inventory. Accordingly, the operating costs did not impact the consolidated statement of income / (loss) for the period ended December 31, 2021. The Company incurred incremental general and administrative costs in relation to Ruby Hill, however, it is impracticable to allocate these costs to Ruby Hill as there were other acquisitions throughout 2021 that had also driven increases to these costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

On acquisition of the Ruby Hill property, Waterton did not provide historical financial information on the assets performance and therefore it is not possible to disclose the impact on the consolidated statement of income / (loss) for the year ended December 31, 2021, as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period.

Asset Exchange with Nevada Gold Mines LLC

On October 14, 2021, the Company completed the Asset Exchange Agreement ("Asset Exchange") with Nevada Gold Mines LLC (“NGM”), a joint-venture between Barrick Gold Corporation and Newmont Corporation. As part of the Asset Exchange, the Company acquired the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from NGM in consideration for: (i) the Company’s 40% ownership in the South Arturo Property; (ii) assignment of the Company’s option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on an amount equal to $25 per ounce of recovered gold produced from the mineral resources at the Lone Tree property; and (iv) arrangement of substitute bonding in respect of the Lone Tree and Buffalo Mountain reclamation obligations. In addition, at closing of the Asset Exchange, NGM reimbursed the Company approximately $7.3 million for amounts previously advanced by the Company for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Company that were not used for reclamation activities.

The legal transfer was effective June 1, 2021 and as such, the Company obtained the free cash flow from Lone Tree's operations from June 1, 2021 until October 14, 2021 and in exchange, NGM obtained the free cash flow of South Arturo's operation from June 1, 2021 until October 14, 2021. NGM also entered into a Subscription Agreement where NGM subscribed to $47.4 million in the Company's common shares.

The Company determined that the Asset Exchange represents an asset acquisition. Transaction costs incurred with respect to the Asset Exchange totalled $3.3 million which were included in the components of consideration paid.

The disposal of the Company's 40% interest in South Arturo created no gain or loss of control. Components of consideration paid:
Book value of South Arturo asset (Note 4)	$ 42,819
NGM reimbursement	(7,331)
Transaction costs	3,289
Offtake Transfer Payment	1,750
Total consideration	$ 40,527

The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Cash	$ 1,058
Inventory	3,474
Property, plant and equipment	166,480
Mineral property interests	65,521
Provision for environmental rehabilitation	(60,475)
Fair value of net assets acquired - Gross of tax	$ 176,058
Taxes payable	(1,125)
Deferred tax liability	(27,704)
Fair value of net assets acquired - Net of tax	$ 147,229

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete in determining the net realizable value.

Income statement impact:
Gain arising on asset exchange - Gross of tax	$ 135,531
Income tax expense	28,829
Total gain arising on asset exchange - Net of tax	$ 106,702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

For contingent consideration and payments, an accounting policy choice exists and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Asset Exchange, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

(c)	Related Party Balances

In connection with the closing of the Transaction, all intercompany balances including the receivable from Premier, the payable due to Premier, and the intercompany note with Premier were settled with a combination of cash, a distribution of the Company's shares and a conversion to Premier equity prior to the spin out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend subject to a 5% withholding tax. The payable due to Premier and the intercompany note with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit) during the period ended December 31, 2021, as this transaction is with Premier in their capacity as a shareholder and is therefore outside the scope of IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments.

(d)	Financing Agreements

Also, in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the Granite Creek Project, and the McCoy Cove Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

South Arturo Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, which was connected to South Arturo, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The liability for the Stream Agreement was included in the net asset value in connection with the asset exchange with NGM, and therefore no longer on the balance sheet as of December 31, 2021.

Orion and Sprott Financing Package

The Company entered into a finance package with OMF Fund III (F) Ltd. an affiliate of Orion Mine Finance (collectively “Orion“) on December 13, 2021, and a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) on December 9, 2021 (together the “Finance Package”).

The Finance Package in its aggregate consists of:

•	$50 million convertible loan (the “Orion Convertible Loan“)
•	$10 million convertible loan (the “Sprott Convertible Loan” and together with the Orion Convertible Loan, the “Convertible Loans”)
•	$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion (the “Gold Prepay Agreement“), including an accordion feature potentially to access up to an additional $50 million at i-80’s option
•	$30 million silver purchase and sale agreement entered into with affiliates of Orion (the “Silver Purchase Agreement“), including an accordion feature to potentially access an additional $50 million at i-80’s option and an amended and restated offtake agreement entered into with affiliates of Orion (the “A&R Offtake Agreement“)
•	5,500,000 warrants of the Company issued to Orion (the “Orion Warrants“ and together with the Orion Convertible Loan, Gold Prepay Agreement, Silver Purchase Agreement and the A&R Offtake Agreement, the “Orion Finance Package”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

The $60 million in Convertible Loans were fully funded and issued in 2021. The obligations under the Gold Prepay Agreement and Silver Purchase Agreement will be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

The Orion and Sprott Convertible Loans bear interest at 8.0% per annum and mature on December 13, 2025 and December 9, 2025, respectively. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest.

Under the Gold Prepay Agreement, commencing March 31, 2022, i-80 will deliver to Orion 3,000 troy ounces of gold for each of the quarters ending March 31, 2022 and June 30, 2022, and thereafter, 2,000 troy ounces of gold per calendar quarter until September 30, 2025 in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold. Upon a positive construction decision by i-80 for both (a) the processing facilities at the Lone Tree project, and (b) any two of the following: the Ruby Hill underground development (including Ruby Deep and/or Blackjack Deposits), the Granite Creek open pit development, or the McCoy-Cove Project, in all cases based on a feasibility study, in form and substance satisfactory to Orion, i-80 may request an increase in the $45 million prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Gold Prepay Agreement. As at March 31, 2022, the prepayment had not been received and so the Statement of Financial Position does not reflect a liability for this amount. The Gold Prepay Agreement was amended April, 2022, as further described in Note 25 of these Financial Statements.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay i-80 an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, i-80 is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. Upon a construction decision for the Ruby Hill project, comprised of one or both of the Ruby Deep or Blackjack Deposits, which construction decision is based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, i-80 will have the right to request an additional deposit from Orion in the amount of $50 million in aggregate in accordance with the terms of the Silver Purchase Agreement. As at March 31, 2022, the prepayment had not been received and so the Statement of Financial Position does not reflect a liability for this amount.

The Gold Prepay Agreement and Silver Purchase Agreement were funded in April, 2022, as further described in Note 25 of these Financial Statements.

The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023.

Additionally, in connection with the Gold Prepay Agreement, the Company has issued to Orion the Warrants to purchase up to 5,500,000 common shares of the Company. The Warrants may be exercised at any time at an exercise price of C$3.275 per common share until December 13, 2024.

(e)	COVID-19

The Company continually monitors guidance from the Centers for Disease Control and Prevention (“CDC”), and mandates issued by the State of Nevada to mitigate the effects of COVID-19 at all of its mine sites and corporate office locations.

Other than the macro-economic impact of inflationary pressure and supply chain challenges, operating activities at Lone Tree, Granite Creek, Ruby Hill and McCoy-Cove are continuing with no significant interruptions to date from COVID-19. The extent to which COVID-19 will impact the Company’s operations in the future remains highly uncertain and cannot be accurately estimated at the present time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation and Statement of Compliance

These unaudited condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2021.

The Financial Statements and management's discussion and analysis of the Company for the period ended March 31, 2022, were approved and authorized by the Board of Directors on May 9, 2022.

The accounting policies applied in the preparation of these Financial Statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2021, and as discussed below.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's Financial Statements are consistent with those applied and disclosed in Note 2 of the Company's audited financial statements for the year ended December 31, 2021, and as discussed below.

(b)	Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

Subsidiary	Percentage of ownership	Property	Principal activity
Premier Gold Mines USA Inc.	100%	Holding	Mineral exploration
Premier Gold Mines Nevada Inc.	100%	Inactive	Mineral exploration
Au-reka Gold Corporation	100%	McCoy-Cove	Pre-development
Premier Goldbanks LLC	100%	Inactive	Mineral exploration
Goldcorp Dee LLC	100%	Lone Tree	Production
Premier Rye LLC	100%	Inactive	Mineral exploration
Osgood Mining Company LLC	100%	Granite Creek	Pre-development
Ruby Hill Mining Company LLC	100%	Ruby Hill	Production

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)	Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labour, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(d)	Significant accounting judgements and estimates

The preparation of these Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2021.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

New Accounting Standards and Interpretations not yet Adopted

IAS 1 - Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company does not anticipate any significant impact from these amendments on the financial statements as a result of initial application.

Amendments to IAS 12 and IFRS 1 - Deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12 - Income Taxes, which requires companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company does not expect a material impact from this amendment on the financial statements as a result of the initial application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

4.	DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

In October 2021, the Company and NGM completed an exchange agreement whereby the Company acquired the Lone Tree and Buffalo Mountain properties in exchange for the Company’s 40% interest in the South Arturo property. As a result, assets and liabilities allocable to the South Arturo assets were classified as a disposal group held for sale. Revenue and expenses, gains and losses relating to the discontinuation of South Arturo have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statement of profit or loss.

Operating profit of the South Arturo asset classified as held for sale is summarized as follows:

Three months ended March 31, 2021
Revenue	$ 13,576
Cost of sales	(6,342)
Depletion, depreciation and amortization	(894)
Mine operating income from discontinued operations	6,340
Expenses Exploration, evaluation, and pre-development	182
General and administrative	95
Income from discontinued operations before the following	6,063
Environmental rehabilitation accretion	(11)
Other	6
Other income / (expense)	(5)
Income from discontinued operations before income taxes	6,058
Current tax expense	(44)
Income from discontinued operations for the period	$ 6,014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

October 14, 2021
ASSETS Current assets Cash and cash equivalents Inventory	$ 3,361 3,184
Total current assets	6,545
Non-current assets Restricted cash and cash equivalents Long-term inventory Property, plant and equipment	5,483 3,125 35,710
Total non-current assets	44,318
Total assets	$ 50,863
LIABILITIES Current liabilities Accounts payable Accrued liabilities Taxes payable Current provision for environmental rehabilitation	$ 3,539 26 111 4
Total current liabilities	3,680
Non-current liabilities Deferred taxes Provision for environmental rehabilitation	897 3,467
Total non-current liabilities	4,364
Total liabilities	$ 8,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

5.	INVENTORY

Inventory relates to heap leach ore and loaded carbon at Ruby Hill and Lone Tree. The amount of inventory recognized as an expense in cost of sales and in depletion, depreciation and amortization for the three months ended March 31, 2022 was $1.5 million and $.20 million (nil and nil for the three months ended March 31, 2021), respectively.

6.	OTHER ASSETS

On May 11, 2021, the Company completed a subscription agreement to purchase common shares (the “Purchased Securities”) from 2766604 Ontario Ltd. (the “Issuer”), whereby the Company agreed to purchase 800,000 common shares at a price of C$1.00 per common share for aggregate of C$0.80 million. On December 3, 2021, the Company completed an additional subscription agreement to purchase 800,000 common shares at a price of C$2.10 per common share for aggregate of C$1.68 million, bringing the Company's total investment to C$2.48 million ($1.95 million). The Company records its investment in the Issuer at fair value. At March 31, 2022, the fair value of the Company's investment in the Issuer was C$3.36 million ($2.65 million).

The issuer is not a reporting issuer for the purposes of National Instrument 45-102 - Resale of Securities and as such the common shares issuable pursuant to this offering will be subject to an indefinite hold until the Issuer becomes a reporting issuer for the purposes of National Instrument 45-102. As of March 31, 2022, the Company had an approximate 10% holding in 2766604 Ontario Ltd.

7.	LONG-TERM RECEIVABLE

The receivable is Alternative Minimum Tax ("AMT") recoverable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The Company has a total of $1.4 million in AMT credits as a result of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted March 27, 2020.

8.	RESTRICTED CASH AND CASH EQUIVALENTS

Property	March 31, 2022	December 31, 2021
McCoy-Cove, Nevada (i) Lone Tree, Nevada (ii) Ruby Hill, Nevada (iii)	$ 600 25,593 4,584	$ 600 25,593 4,584
Total restricted cash and cash equivalents	$ 30,777	$ 30,777

(i)	The Company's wholly owned subsidiary, Au-reka Gold Corporation, has $0.6 million in restricted cash related to reclamation obligations associated with the McCoy-Cove Project in Nevada held in trust with Lexon Surety Group as security for the surety bonds.

(ii)	The Company has $25.6 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(ii) The Company has $4.6 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

9.	PROPERTY, PLANT AND EQUIPMENT

Cost	Mineral properties subject to depletion (i)	Mineral properties not subject to depletion (ii)	Buildings, plant and equipment	Total
Balance, December 30, 2020	$ 96,537	$ 83,365	$ 18,490	$ 198,392
Additions	172,872	69,049	200,586	442,507
Disposals	-	-	(3)	(3)
Change in estimate of provision for environmental rehabilitation	(80)	2,160	-	2,080
Transfers	(355)	2,503	(2,148)	-
Adjustments	-	-	(26)	(26)
Classified as held for sale	(97,699)	(26,587)	(10,658)	(134,944)
Balance, December 31, 2021	171,275	130,490	206,241	508,006
Additions	-	2,610	3,025	5,635
Disposals	-	-	(14)	(14)
Balance, March 31, 2022	$ 171,275	$ 133,100	$ 209,252	$ 513,628
Accumulated depreciation and impairment
Balance, December 30, 2020	$ 93,298	$ -	$ 4,938	$ 98,236
Depletion, depreciation and amortization	2,877	-	3,481	6,358
Adjustments	-	-	(3)	(3)
Classified as held for sale	(94,015)	-	(5,219)	(99,234)
Balance, December 31, 2021	2,160	-	3,197	5,357
Depletion, depreciation and amortization (iii)	-	-	1,240	1,240
Disposals	-	-	(11)	(11)
Balance, March 31, 2022	$ 2,160	$ -	$ 4,426	$ 6,586
Carrying amounts
Balance, December 31, 2021	$ 169,115	$ 130,490	$ 203,044	$ 502,649
Balance, March 31, 2022	$ 169,115	$ 133,100	$ 204,826	$ 507,042

(i)	Mineral properties subject to depletion relates to the Company's Lone Tree and Ruby Hill properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(ii)	Mineral properties not subject to depletion:

(iii)	Depreciation, depletion and amortization on property, plant and equipment during the three months ended March 31, 2022 and 2021 include amounts allocated to:

	Three months ended March 31,
	2022	2021
Depreciation, depletion and amortization	$ 167	$ -
Recorded in exploration, evaluation and pre-development	154	22
Recorded in general and administrative	128	29
Depreciation, depletion and amortization in discontinued operations	-	894
	449	945
Inventory movement	791	(56)
Total depletion, depreciation and amortization	$ 1,240	$ 889

(iv)	The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

Buildings		Vehicles	Total
Balance as at January 1, 2021	$ 91	$ 3	$ 94
Additions	635	-	635
Terminations	26	-	26
Depreciation	118	3	121
Balance, December 31, 2021	582	-	582
Depreciation	53	-	53
Balance, March 31, 2022	$ 529	$ -	$ 529

(a)	Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the three months ended March 31, 2022, and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(b)	Acquisitions and option agreements

Granite Creek Project

As disclosed in Note 1(b) the Granite Creek Project was acquired through the acquisition agreement with Osgood and Christison. The purchase price paid in 2021 was a combination of non-cash shares and warrants of $38.0 million and cash of $23.2 million. In 2020, $2.3 million in cash was paid on deposit to Waterton on the purchase of Osgood; and $7.5 million in cash was paid for the Christison Project, which was transferred into the Granite Creek Project in 2021.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary AuReka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada, subject to initial earn-in option payments of $5.2 million and a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property.

(c)	Summary of mineral property Net Smelter Return ("NSR") royalties (at March 31, 2022)

Active properties	NSR (i)

McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
Tabor, Nevada	2% NSR Nevada Select Royalty (Mustang Project)
3% NSR Renaissance
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation
Granite Creek	2-7.5% NSR Murphy
1-4% NSR Royal Gold / Duncan
3-5% NSR Royal Gold
2% NSR Franco-Nevada
2% NSR Franco-Nevada / Pinson S&G
10% Net Profits Nevada Gold Mines
Lone Tree	3% NSR
2.5% NSR Placer Dome
Ruby Hill	3% NSR Royal Gold
4% NSR Asarco Gold
Inactive properties	NSR

Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc

(i)	These royalties are tied to specific mining claims and may not apply to the entire property.

10.	LONG-TERM DEBT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(i)	Orion convertible credit

On December 13, 2021, the Company entered into a Convertible Credit Agreement with Orion to borrow $50 million. The Orion convertible credit bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period, none of the features were exercised. The financial liability was recorded at $13.6 million at inception and

$24.3 million at March 31, 2022 ($18.5 million at December 31, 2021). For the three months ended March 31, 2022, the Company recorded a fair value loss of $5.7 million through the statement of income. The equity instrument was recorded at $2.0 million at inception and period end.

The Orion convertible note is presented in the balance sheet as follows:

	March 31, 2022	December 31, 2021
Opening balance	$ 32,956	$ -
Fair value of notes issued	-	50,000
Other liabilities	-	(17,230)
Other equity securities	-	2,029
Deferred financing costs and other	-	(2,054)
	$ 32,956	$ 32,745
Amortization of finance costs	82	-
Finance expense	1,589	211
Non-current liability	$ 34,627	$ 32,956

Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(ii)	Sprott convertible credit

On December 10, 2021, the Company entered into a Convertible Credit Agreement with Sprott to borrow $10 million. The Sprott convertible credit bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period, none of the features were exercised. The financial liability was recorded at $2.7 million at inception and

$4.3 million at March 31, 2022 ($3.9 million at December 31, 2021). For the three months ended March 31, 2022, the Company recorded a fair value loss of $0.4 million through the statement of income. The equity instrument was recorded at $0.4 million at inception and period end.

The Sprott convertible note is presented in the balance sheet as follows:

	March 31, 2022	December 31, 2021
Opening balance	$ 7,685	$ -
Fair value of notes issued	-	10,000
Other financial liabilities	-	(2,733)
Other equity securities	-	367
	$ 7,685	$ 7,634
Finance expense	299	51
Non-current liability	$ 7,984	$ 7,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(iii)	Silver stream

On April 7, 2021, the Company entered into a Stream Agreement with Nomad, whereby the Company will deliver from South Arturo to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad will continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The principal repayment on the liability is variable based on 80% of the silver price applied to ounces delivered under the contract The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company as the agreement resulted from the Silver Stream Agreement with Nomad that existed with Premier prior to the spin-out. The initial fair value of the Silver stream recognized on inception was $0.9 million.

The Stream Agreement is tied to production from South Arturo and the fair value as of October 14, 2021 was included in the disposal group classified as held for sale.

(iv)	Lease liability

Lease liabilities relate to lease on a building which have a remaining lease term of three years and an interest rate at 3.3% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:	March 31,
2022
Less than one year	$ 221
One to three years	344
Total undiscounted lease liabilities	$ 565

(v)	Equinox loan agreement

In the first quarter of 2021, Equinox Gold advanced to the Company a $20.8 million bridge loan that the Company then advanced to Premier USA for the purposes of making a deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project as further described in Note 1(b) of these Financial Statements. The loan matured April 16, 2021, 10 days following the closing of the arrangement and bore interest at a rate of 5% per annum payable in arrears on the maturity date. The loan was secured against the assets of the Company, Premier and Premier USA, and subordinated to the security of Premier's existing secured creditors. The loan matured and the principal balance of $20.8 million along with accrued interest of $0.06 million was repaid through a combination of the Equinox Gold subscription receipts in the amount of $19.2 million and the remainder in cash following the closing of the Transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

11.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated future value of the cash flows required to settle the provision is $6.0 million for the McCoy-Cove property, $6.0 million for the Granite Creek property, $57.0 million for the Lone Tree property and $21.7 million for the Ruby Hill property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 1.52% to 1.94%. A reconciliation of the discounted provision is provided below:

McCoy- Cove		Granite Creek	Lone Tree	Ruby Hill	Total
Balance, January 1, 2022	$ 6,684	$ 2,394	$ 60,592	$ 23,179	$ 92,849
Accretion expense	29	9	230	111	379
Balance, March 31, 2022	6,713	2,403	60,822	23,290	93,228
Long-term portion	$ 6,713	$ 2,403	$ 60,822	$ 23,290	$ 93,228

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

12.	OTHER LIABILITIES

	March 31, 2022	December 31, 2021
Warrant liability (i)	$ 18,010	$ 15,465
Share-based payment liability (ii)	413	-
Orion - Conversion and change of controls rights (iii)	24,252	18,534
Sprott - Conversion and change of controls rights (iii)	4,269	3,895
Deferred consideration (iv)	43,387	42,543
Offtake liability (v)	730	730
Total other liabilities	91,061	81,167
Less current portion	25,733	15,795
Long-term portion	$ 65,328	$ 65,372

(i)	Warrant liability

In connection with the Plan of Arrangement with Equinox discussed in Note 1 (a) of these Financial Statements, the Company issued

7.73 million Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until October 7, 2022. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $2.9 million and at March 31, 2022 $2.4 million ($2.2 million at December 31, 2021).

In connection with the Transaction, the Company assumed a warrant liability for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date the Transaction. On the exercise of the warrants, the Company will issue 800,000 shares of the Company in settlement. The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value of the replacement warrants recognized on inception was $0.5 million and at December 31, 2021, was $0.8 million. The warrants were exercised during the first quarter of 2022.

In connection with the Acquisition of Osgood as further described in Note 1(b) of these Financial Statements, the Company issued

12.1 million warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at March 31, 2022 $9.5 million ($8.9 million at December 31, 2021).

In connection with the financing as further described in Note 1(d) of these Financial Statements, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. The initial fair value of the warrants recognized on inception was $3.5 million and at March 31, 2022 $6.1 million ($3.5 million at December 31, 2021).

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the three months ended March 31, 2022, the Company recognized a loss on the revaluation of the liability of $3.1 million.

The fair value of the warrants were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

	March 31, 2022	December 31, 2021
Risk free rate	1.1% - 2.13%	0.18% - 0.69%
Warrant expected life	6 to 27 months	4 to 30 months
Expected volatility	47% to 58%	50% to 57%
Expected dividend	0%	0%
Share price	C$3.44	C$3.11

The fair value of the warrants recognized on inception, were calculated using Premier’s share price volatility, and at March 31, 2022 and December 31, 2021, using i-80 Gold’s share price volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(ii)	Share-based payment liability

The Company recognized a share-based payment liability of $0.4 million at March 31, 2022 (nil at December 31, 2021) under the Company's restricted and deferred share unit plans as discussed in Note 13(e) of these Financial Statements. The current portion of the liability is $0.2 million at March 31, 2022 (nil at December 31, 2021) representing the cash settlement expected on the next vesting date.

(iii)	Conversion and change of controls right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 1(b), Note 10 and Note 23(d) of these Financial Statements.

(iv)	Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments subject to an early prepayment option, as further described in Note 1(b) of these Financial Statements. The Company recognizes the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million and $43.4 million at March 31, 2022 ($42.5 million at December 31, 2021). For the three months ended March 31, 2022, the Company recognized a loss on the revaluation of the liability of $0.8 million.

(v)	Offtake liability

The financial liability represents the gold lookback component of the offtake agreement discussed in Note 1(b) and Note 23 of these Financial Statements.

13.	SHARE CAPITAL

(a)	Authorized share capital

At March 31, 2022, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)	Issued share capital

On April 7, 2021, just prior to the completion of the Arrangement discussed in Note 1(a), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of its investment, C$189.2 million ($150.6 million) offset by C$5.5 million ($4.4 million) allocated to the equity settled employee benefits reserve for replacement options, C$1.1 million ($0.9 million) for the transfer of the South Arturo silver stream, C$0.7 million ($0.6 million) for transfer of the offtake agreement and C$0.7 million ($0.5 million) for replacement warrants issued pursuant to the arrangement.

On April 7, 2021, the Company issued 30,914,614 common shares at a price of C$2.60 per share for aggregate gross proceeds of approximately C$80.4 million ($60.8 million) for completing the private placement discussed in Note 1(a). This issuance also included the issuance of 7,728,654 share purchase warrants at an exercise price of C$3.64 with an expiration date of October 7, 2022. A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox, for which no commission was paid.

On April 14, 2021, the Company issued 13,036,846 common shares at a price of C$2.60 per common share for total gross proceeds of

$27.0 million (C$33.9 million) as part of the consideration on the acquisition of the Osgood Mining Company LLC property further discussed in Note 1(b).

On May 10, 2021, the Company issued 2,430,488 common shares at a price of C$2.50 per common share for total gross proceeds of

$5.0 million (C$6.1 million) as part of the consideration on the acquisition of the Christison properties, as discussed in Note 1(b).

On May 26, 2021, the Company issued 5,479,536 common shares at a price of C$2.60 per common share for aggregate gross proceeds of $11.8 million (C$14.2 million) in satisfaction of an anti-dilution right of Equinox contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

On October 14, 2021, in connection with the Asset Exchange, the Company issued 22,757,393 common shares at a price of C$2.62 to NGM for gross proceeds of $47.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

On October 14, 2021, the Company issued 8,784,122 common shares at a price of C$2.62 per common share for gross proceeds of

$18.3 million in connection with a private placement.

On October 14, 2021, the Company entered into a Subscription Agreement with Orion whereby Orion agreed to purchase 7,500,000 common shares of the Company for $15.6 million.

On October 18, 2021, the Company issued 3,191,358 common shares to Waterton as partial consideration for the acquisition of Ruby Hill of $8.0 million.

On October 21, 2021, the Company issued 839,799 common shares to Orion as a fee $1.75 million for the transfer of the Offtake Agreement in connection with the Asset Exchange.

On December 9, 2021, the Company issued 4,800,000 common shares at a price of C$2.62 for gross proceeds of $10.0 million to Equinox in satisfaction of an anti-dilution right within the Agreement.

On January 31, 2022, in connection with the Arrangement and as further described in Note 12(i) of these Financial Statements, the Company issued 800,000 shares for share purchase warrants that were exercised in settlement of the warrant liability that was assumed for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Arrangement.

During the first quarter of 2022, the Company issued 606,800 shares for stock options exercised.

(c)	Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years.

(d)	Stock options

The continuity of the Premier stock options that were outstanding and subsequently settled in connection with the spin-out, the replacement options that were issued by the Company, and the new options granted in accordance with the Share Option Plan are as follows:

	Options outstanding	Weighted average price
	#	C$
Outstanding at January 1, 2021	3,244,000	$2.15
Exercised	(62,000)	1.46
Expired	(9,000)	3.18
Outstanding at April 7, 2021	3,173,000	2.19
Settled in connection with Premier USA spin-out	(3,173,000)	2.19
Replacement options issued (Note 1(a))	5,722,000	1.88
Granted	2,975,000	2.74
Exercised	(1,345,200)	1.75
Expired	(662,800)	2.79
Outstanding at December 31, 2021	6,689,000	2.21
Granted	2,235,879	2.62
Exercised	(606,800)	2.40
Expired	(97,600)	2.71
Forfeited	(5,746)	2.62
Outstanding at March 31, 2022	8,214,733	$2.30

The weighted average share price at the date of exercise for the three months ended March 31, 2022 was C$2.40.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

At March 31, 2022, the following options were outstanding, and outstanding and exercisable:

Total vested stock options at March 31, 2022 were 6,150,478 with a weighted average exercise price of C$2.14 (5,086,500 at December 31, 2021 with a weighted average exercise price of C$2.12).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $1.0 million was recorded for options issued as compensation during the three months ended March 31, 2022 ($nil for the three months ended March 31, 2021). The options had a weighted average grant date fair value of C$2.62 at March 31, 2022. As of March 31, 2022, there were 2,064,255 unvested stock options (1,602,500 at December 31, 2021).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	March 31, 2022	December 31, 2021
Risk-free interest rate	1.55%	0.09%-0.75%
Annualized volatility based on historic volatility	51%	32%-62%
Expected dividend	Nil	Nil
Forfeiture rate	Nil	Nil
Expected option life	3 years	4 years
(e) Restricted and Deferred Share Unit Plan

The Company adopted the Restricted Share Unit ("RSU") plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the Deferred Share Unit ("DSU") plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

For the period ended December 31, 2021, the RSUs were settled in shares of i-80 Gold and Equinox Gold and the corresponding liability was reversed in conjunction with the closing of the Arrangement discussed in Note 1(a).

The following table summarizes the continuity of the RSUs and DSUs for the period ended March 31, 2022:

	RSUs	Weighted average RSU	DSUs	Weighted average DSU
	outstanding #	price C$	outstanding #	price C$
Outstanding at January 1, 2021	413,666	$3.01	-	$-
Settled in connection with Premier USA spin-out	(413,666)	1.38	-	-
Outstanding at December 31, 2021	-	-	-	-
Granted	772,170	2.66	109,224	2.66
Forfeited	(2,184)	2.66	-	-
Outstanding at March 31, 2022	769,986	2.66	109,224	2.66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

As the options are expected to be settled in cash, at March 31, 2022 a current liability of $0.2 million and a long-term liability of $0.2 million was outstanding and included in other liabilities (nil outstanding at December 31, 2021). For the three months ended March 31, 2022, $0.4 million has been recorded as an expense and included in share-based payments ($0.1 million for the three months ended March 31, 2021). The total fair value of the vested and unvested RSUs and DSUs at March 31, 2022 was C$2.3 million (nil at December 31, 2021).

For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of nil.

(f) Share-based payments

	Three months ended March 31,
	2022	2021
Stock option valuation	$ 1,030	$ -
RSU valuation	412	70
Total	$ 1,442	$ 70

14.	BASIC AND DILUTED INCOME / (LOSS) PER SHARE

Basic income / (loss) per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three months ended March 31, 2022, and 2021. Diluted income / (loss) per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net income / (loss) and basic weighted average shares outstanding are reconciled to diluted net income / (loss) and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended March 31,
	2022	2021
Loss from continuing operations Income from discontinued operations	$ (23,263) -	$ (3,163) 6,014
Net income / (loss) for the period	(23,263)	2,851
Basic and diluted weighted average shares outstanding	239,301,138	481
Basic and diluted loss per share from continuing operations	(0.10)	(6,576)
Basic and diluted income per share from discontinued operations	0.00	12,503
Basic and diluted income / (loss) per share	$ (0.10)	$ 5,927

8,214,733 stock options (Note 13(d)) and 25,299,806 warrants (Note 12(i)) were excluded from the computation of diluted weighted average shares outstanding for the period ended March 31, 2022, as their effect would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes the increase and decrease in working capital:

	Three months ended March 31,
	2022	2021
Receivables	$ (115)	$ -
Receivable from related parties	-	3,999
Prepaids and deposits	1,529	(304)
Inventory	(2,321)	-
Accounts payable and accrued liabilities	(8,173)	(79)
Increase / (decrease) in working capital	$ (9,080)	$ 3,616

16.	EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

	Three months ended March 31,
	2022	2021
McCoy Cove	$ 492	$ 357
Granite Creek	4,551	-
Loan Tree	52	-
Ruby Hill	4,035	-
Other	124	22
	$ 9,254	$ 379

17.	GENERAL AND ADMINISTRATIVE

	Three months ended March 31,
	2022	2021
Corporate administration Salaries and benefits Professional fees	$ 1,024 1,325 924	$ 27 307 333
	$ 3,273	$ 667

18.	OTHER INCOME / (EXPENSE)

	Three months ended March 31,
	2022	2021
Loss on warrants (Note 12(i))	$ (3,105)	$ -
Loss on convertible loans (Note 10(i) and Note 10(ii))	(6,093)	-
Loss on deferred consideration (Note 12(iv))	(844)	-
Loss on foreign exchange	(64)	(808)
Gain on disposal of property, plant and equipment	26	-
Other	(201)	-
Total other income / (expense)	$ (10,281)	$ (808)

19.	FINANCE EXPENSE

	Three months ended March 31,
	2022	2021
Interest accretion on convertible loans (Note 10)	$ 1,888	$ -
Amortization of finance costs (Note 10)	82	-
Environmental rehabilitation accretion (Note 11)	379	9
Interest paid	7	39
Total finance expense	$ 2,356	$ 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

20.	SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

(a) Operating mine property, pre-development and exploration projects

The Company's operating segments are reported by operating and development mine properties and exploration projects grouped with corporate. The results from operations for these reportable segments are summarized in the following tables:

Continuing operations				Total	Discontinued operations	Total
Three months ended March 31, 2022	Nevada Production	Exploration	Corporate and other
Revenue	$ 2,857	$ -	$ -	$ 2,857	$ -	$ 2,857
Cost of sales	(1,525)	-	-	(1,525)	-	(1,525)
Depletion, depreciation and amortization	(167)	-	-	(167)	-	(167)
Exploration, evaluation and pre-development	(4,091)	(5,163)	-	(9,254)	-	(9,254)
Overhead costs	(160)	(168)	(4,713)	(5,041)	-	(5,041)
Other income / (expense)	(1,068)	25	(9,238)	(10,281)	-	(10,281)
Finance expense	(342)	(38)	(1,976)	(2,356)	-	(2,356)
Loss before income taxes	(4,496)	(5,344)	(15,927)	(25,767)	-	(25,767)
Deferred tax recovery	-	-	2,504	2,504	-	2,504
Loss for the period	$ (4,496)	$ (5,344)	$ (13,423)	$ (23,263)	$ -	$ (23,263)

As at March 31, 2022	Nevada Production	Exploration	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$ 1,222	$ 4,195	$ 218	$ 5,635	$ -	$ 5,635
Property, plant & equipment	363,973	142,052	1,017	507,042	-	507,042
Total assets	428,562	145,498	65,806	639,866	-	639,866
Total liabilities	157,899	11,808	82,578	252,285	-	252,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

21.	RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 2(b) of these Financial Statements. Related party transactions included in these Financial Statements are with Premier, the former parent company and Equinox Gold.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the three months ended March 31, 2022, with comparative figures for the three months ended March 31, 2021:

(i)	The Company recognized revenue of $13.6 million for the three months ended March 31, 2021 from the sale of gold and silver under the transfer pricing agreement with Premier. The transfer pricing agreement with Premier was terminated on closing of the Transaction.

(ii)	Included in related party interest expense is interest accrued on an intercompany loan payable to Premier in the amount of $1.1 million for the three months ended March 31, 2021. The intercompany note was settled on closing of the Transaction.

(iii)	Included in operating expenses is share-based payments of $0.1 million for the three months ended March 31, 2021. The share- based payments are for allocation of expenses from Premier. The corresponding share-based payment liability previously recorded in Premier USA, was settled on closing of the Transaction.

(iv)	Included in operating expenses is transition services costs of $0.1 million to Equinox Gold for the three months ended March 31, 2022 (nil for the three months ended March 31, 2021). The transition services costs are for general and administrative services provided by Equinox Gold to the Company’s head office in Reno, Nevada.

22.	COMMITMENTS

(a) Surety bonds

At March 31, 2022, the Company has outstanding surety bonds in the amount of $121.0 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes replacement bonds for the Lone Tree project and the Ruby Hill property in the amounts of $85.4 million and $22.8 million, respectively. The surety bonds are secured by a

$30.7 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

23.	FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in United States of America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of setoff exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)	Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at March 31, 2022 and December 31, 2021 was nil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

(ii)	Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are cashable after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rate. The credit risk on cash and cash equivalents is therefore negligible.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cashflows as at March 31, 2022. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

Up to 1 year		1-5 years	Total
Accounts payable and accrued liabilities	$ 7,221	$ -	$ 7,221
Convertible loans	-	60,000	60,000
Deferred consideration	27,000	20,000	47,000
	$ 34,221	$ 80,000	$ 114,221

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)	Fair value

(i)	Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(ii)	Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.	Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 of these Financial Statements is classified within level 2 of the fair value hierarchy and is fair valued using the common share price from the most recent subscription agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

b.	Financial liabilities

Financial liabilities not classified as FVPL are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at March 31, 2022. This liability is classified within level 3 of the fair value hierarchy as it involves managements best estimate of whether or not the key activities required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration is the $47 million discounted at 7.5%.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The silver stream liability is classified within level 3 of the fair value hierarchy and is fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require.

The Finance Package is classified within level 3 of the fair value hierarchy and is fair valued using credit spread calculated at inception and simulating out the expected movement in gold, silver and the Company’s share price whilst considering key assumptions like the discount rate that includes the risk premium that market participants require, the volatility in the Company’s share price and the discount for lack of marketability.

(iii)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended March 31, 2022 and December 31, 2021:

			Orion			Sprott
	Silver stream liability	Deferred consideration	Conversion and change of control rights	Forced conversion rights	A&R Offtake gold lookback option	Conversion and change of control rights	Forced conversion rights
January 1, 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Initial recognition	(853)	(41,895)	(13,599)	2,029	(577)	(2,733)	367
Principal repayment	11	-	-	-	-	-	-
Disposals	897	-	-	-	-	-	-
Fair value adjustments	(55)	(648)	(4,935)	-	(153)	(1,162)	-
December 31, 2021	$ -	$ (42,543)	$ (18,534)	$ 2,029	$ (730)	$ (3,895)	$ 367
Fair value adjustments	-	(844)	(5,718)	-	-	(374) -
March 31, 2022	$ -	$ (43,387)	$ (24,252)	$ 2,029	$ (730)	$ (4,269)	$ 367

(iv)	Valuation inputs and relationships to fair value

The valuation of the Convertible Loans and related embedded derivatives were dependent on the changes in the prices of the underlying assets and probability a change of control event would be expected to occur on December 13, 2023.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)
(Unaudited)

24.	MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $367.7 million at March 31, 2022 ($363.9 million at December 31, 2021). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 1 of these Financial Statements the Company expects it will have sufficient capital to carry out its development, exploration and evaluation plans through 2022.

25.	SUBSEQUENT EVENTS

Financing Agreements

On April 13, 2022, the Company announced the closing of the Gold Prepay Agreement and Silver Purchase Agreement as further described in Note 1(d) of these Financial Statements.

The final Gold Prepay Agreement includes an amendment to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the amended Gold Prepay Agreement, commencing on the date of funding, the Company is required to deliver to Orion 1,600 troy ounces of gold for the quarter ending March 31, 2022, 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold, subject to adjustment as contemplated by the terms of the Gold Prepay Agreement. As the funding from Orion did not occur until April, payment for the delivery of 1,600 ounces for the quarter ending March 31, 2022 was offset against the $45 million of proceeds received from Orion.

Under the Silver Purchase Agreement, commencing April 30, 2022, in exchange for a $30 million prepayment the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price.

Property Acquisition

On May 6, 2022, the Company entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property from NGM. The total consideration for the purchase of the property sections consists of a cash payment of $4 million and the inclusion of the acquired sections into the existing 10% net profits royalty that NGM currently holds on the existing property.